Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

February 17, 2005

3.

News Release

February 17, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announced it intends to proceed with a non-brokered private placement offering units (“Units”) at a subscription price of $0.12 Canadian ($0.10 US) per Unit. Each Unit will consist of one (1) common share in the capital of Titan and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share in the capital of Titan for a price of $0.18 Canadian ($0.15 US) on the date which is one year from the initial Closing Date.

5.

Full Description of Material Change

Titan Trading Analytics Inc. announced it intends to proceed with a non-brokered private placement offering units (“Units”) at a subscription price of $0.12 Canadian ($0.10 US) per Unit. Each Unit will consist of one (1) common share in the capital of Titan and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share in the capital of Titan for a price of $0.18 Canadian ($0.15 US) on the date which is one year from the initial Closing Date. The private placement will be conducted in the reliance upon certain prospectus and registration exemptions. The amount to be raised under the private placement is US $150,000.00 and the proceeds from the placement will be used for general working capital. The subscriber to the private placement is a private investment group in the United States. Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-430-7072

9.

Date of Report

February 22, 2005